WeFunder Financial Report

(UNAUDITED)

January 1, 2022 - December 31, 2022



Prepared by

Tracy Teutsch

Prepared on

September 13, 2023

Table of Contents

Statement of Changes in Equity 3

Balance Sheet...4

Profit and Loss 5

Statement of Cash Flows...6

Notes to the Consolidated Financial Statement...7

Statement of Changes in Equity

	Shares	Amount
Beginning Balance 9/1/21	8,000,000	$80.00
Net Profit/Loss		-$130,024.11
Common Stock	8,100,000	$81.00
Preferred Stock		$0.00
SAFE- Future Equity Obligation		$60,000.00
Additional Paid-in Capital		$40,324.68
Ending Balance 12/31/21	**8,100,000**	**-$29,618.43**

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Mercury Checking (x6563)	10,402.16
Total Bank Accounts	**10,402.16**
Other Current Assets	
Due from Founder	0.00
Prepaid Expenses	14,628.12
Total Other Current Assets	**14,628.12**
Total Current Assets	**25,030.28**
Fixed Assets	
Intangible Assets	18,755.13
Accumulated Amortization - Intangible Assets	-1,563.78
Total Intangible Assets	**17,191.35**
Total Fixed Assets	**17,191.35**
TOTAL ASSETS	**$42,221.63**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	75,598.75
Total Accounts Payable	**75,598.75**
Other Current Liabilities	
Accrued Expenses	0.00
Due to Tracy Tetsch	3,644.38
Total Other Current Liabilities	**3,644.38**
Total Current Liabilities	**79,243.13**
Long-Term Liabilities	
Shareholder Notes Payable	36,680.30
Total Long-Term Liabilities	**36,680.30**
Total Liabilities	**115,923.43**
Equity	
Common Stock	81.00
Retained Earnings	-3,758.69
SAFE Convertible Securities	60,000.00
Net Income	-130,024.11
Total Equity	**-73,701.80**
TOTAL LIABILITIES AND EQUITY	**$42,221.63**

Profit and Loss

January - December 2022

	Total
INCOME	
Total Income	
GROSS PROFIT	**0.00**
EXPENSES	
Amortization	1,250.28
Employee Related	
Professional Development	343.00
Recruiting	634.62
Total Employee Related	**977.62**
General & Administrative	
Office Expenses	138.85
Shipping and Handling	76.04
Total General & Administrative	**214.89**
IT Expense	
Software & Web Services	601.66
Telephone and Internet	198.23
Total IT Expense	**799.89**
Licenses and Fees	110.00
Meals & Entertainment	
Meals	817.59
Total Meals & Entertainment	**817.59**
Professional Fees	
Engineering, Product & Design	114,530.43
Finance & Accounting	9,453.60
Legal	1,157.50
Total Professional Fees	**125,141.53**
Travel	
Air Travel	139.44
Ground Transportation & Parking	99.87
Lodging	23.00
Total Travel	**262.31**
Total Expenses	**129,574.11**
NET OPERATING INCOME	**-129,574.11**
OTHER EXPENSES	
Taxes	450.00
Total Other Expenses	**450.00**
NET OTHER INCOME	**-450.00**
NET INCOME	**$ -130,024.11**

Statement of Cash Flows

January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-130,024.11
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due from Founder	0.00
Prepaid Expenses	-13,433.32
Intangible Assets:Accumulated Amortization - Intangible Assets	1,250.28
Accounts Payable	75,598.75
Accrued Expenses	0.00
Due to Tracy Tetsch	3,644.38
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**67,060.09**
Net cash provided by operating activities	**-62,964.02**
FINANCING ACTIVITIES	
Shareholder Notes Payable	4,000.00
Common Stock	1.00
SAFE Convertible Securities	60,000.00
Net cash provided by financing activities	**64,001.00**
NET CASH INCREASE FOR PERIOD	**1,036.98**
Cash at beginning of period	9,365.18
CASH AT END OF PERIOD	**$10,402.16**

Notes to the Consolidated Financial Statement

1. Summary of Significant Accounting Policies

The Company
The consolidated financial statements include information from January 1, 2022 through December 31, 2022.

Real Work Technology Inc.(Real Work) was incorporated in Delaware on September 23, 2021.

Real Work Technology Inc. owns RealWork.com, a flexible hiring platform for the trades.

Fiscal Year
The company operates on a December 31st year-end.

Basis of Accounting
The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgements that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could defer from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Accounts Receivable
As the Company is in the product development stage, it's pre-revenue with no revenue to report.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of the initial purchase of the website domain. Depreciation is computed using the straight line method and depreciated over 5 years.

Income Taxes
The company is subject to tax filing requirements as a corporation in the federal jurisdiction of jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2022. The Company is subject to income tax filing requirements in the States of Delaware and Washington.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (and exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumption about the factors that market participants would use in valuing the asset or liability.

Fair-value estimates discussed herein are based upon certain market assumptions available to management as of inception.

Research and Development
Research and development costs are expensed as incurred. Total expense related to research and development was $114,530 for the year ending December 31, 2022.

Equity Based Compensation

The Company accounts for stock options issued to advisors. Share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the requisite vesting period. In certain cases, that option compensation granted by the Company may have an intrinsic value of $0. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Shareholder Notes
The Company has received shareholder notes in the amount of $36,680 as of December 31, 2022. There are no minimum monthly payments and no maturity date. Interest is accured annually at applicable federal rates. Monthly payments will begin when the Company has revenue to support them.